September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jee Yeon Ann, Mr. Michael Volley,

Ms. Aisha Adegbuyi and Ms. Tonya Aldave

Re:	Sibo Holding Limited
Registration Statement on Form F-1, as amended
File No. 333-289242

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), R.F. Lafferty & Co., Inc., hereby join Sibo Holding Limited (the “Company”) in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1, as amended (File No. 333-289242) (the “Registration Statement”), to become effective on September 30, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

R.F. Lafferty & Co., Inc.

/s/ Rob Hackel
Name:	Rob Hackel
Title:	Chief Operating Officer